FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS PROVIDES BUSINESS UPDATE IN RESPONSE TO THE COVID-19 PANDEMIC

  First patients in the 1.4 mg/kg cohort of TTI-621 and the 8.0 mg/kg cohort of TTI-622 clinical studies have been dosed. Going forward, expect a slow-down or potentially a pause in enrollment of new patients.
  Sufficient drug supply inventory in place to complete ongoing studies. Currently no disruptions to drug supply chain expected, though risks are elevated.
  $135 million in cash and investments as of March 31, 2020.

CAMBRIDGE, MA, April 8, 2020 - Trillium Therapeutics Inc. ("Trillium" or the "Company") (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, today provided an update on the Company's clinical trial activities and business operations in light of the COVID-19 pandemic.

"During this unprecedented time in recent history, Trillium is working hard to ensure operational continuity to serve patients whose lives are affected by severe diseases while protecting the health of our employees," said Jan Skvarka, President and Chief Executive Officer of Trillium. "While we expect a slowdown or potentially a pause in new patient enrolment in our TTI-621 and TTI-622 dose escalation studies, our strong financial position, with about $135 million in cash and investments, will enable us to navigate through this pandemic and continue to execute on our key strategic objectives."

Business operations: Trillium has implemented measures to mitigate the spread of COVID-19 and protect the health and safety of its personnel amid this pandemic. In compliance with local 'stay at home' measures in Massachusetts and Ontario, Trillium has suspended all business travel and implemented a work-from-home policy for all employees.

Clinical trials: The Company is following the U.S. FDA and Health Canada COVID-19 guidance regarding the conduct/management of clinical trials during the pandemic, and is addressing COVID-19 derived challenges on a patient-by-patient basis. As of today, all active patients on the TTI-621 and TTI-622 clinical studies are continuing treatment, and the Company expects that these patients will continue treatment on study. On March 24 and April 1, the Company enrolled the first patient in the 1.4 mg/kg cohort of the TTI-621-01 study and the first patient in the 8.0 mg/kg cohort of the TTI-622-01 study, respectively. Going forward, Trillium expects that enrollment in the TTI-621 and TTI-622 clinical studies will slow down or potentially pause as many clinical sites are putting enrollment of new patients on hold. Given the rapidly evolving nature of the pandemic, the Company will update trial timelines after it has more visibility on the length and extent of the COVID-19 crisis.

Drug supply: Trillium has sufficient drug supply to complete the ongoing TTI-621 and TTI-622 dose escalation trials, and has not experienced any disruptions in its supply chain to date. The Company is planning multiple manufacturing campaigns in 2020 to ensure drug supply for future clinical studies. While risks in the Company's supply chain have substantially increased, Trillium currently does not expect delays to its clinical trials due to manufacturing disruptions or supply chain issues.

Cash position: Trillium completed an underwritten public stock offering on January 28, 2020, raising approximately $117 million in gross proceeds. As of March 31, 2020, Trillium's cash and investments were approximately $135 million, providing the Company with sufficient cash runway into 2022.

Trillium is continuously assessing and adapting its working practices and business operations to ensure compliance with official guidance and orders related to the pandemic. The Company is working proactively with its partners and other stakeholders in an effort to mitigate and minimize any negative impact to its clinical programs and other business operations.

An updated corporate presentation has been posted on Trillium's website.

Potential Risks Related to COVID-19

Trillium's business relies, to a certain extent, on free movement of goods, services and capital from around the world, which has been significantly restricted as a result of COVID-19. Trillium has implemented a response designed to maintain its operations despite the outbreak of the virus. However, the Company may experience direct or indirect impacts from the pandemic, including delays in the enrollment of new patients in the Company's TTI-621 and TTI-622 clinical studies. The Company may also have some risk that its contracting counterparties could fail to meet their obligations due to restrictions on the movement of goods that may be required for the manufacturing of the Company's clinical drugs.

Given the ongoing and dynamic nature of the circumstances surrounding COVID-19, it is difficult to predict how significant the impact of COVID-19, including any responses to it, will be on the global economy and the business of the Company or for how long any disruptions are likely to continue. The extent of such impact will depend on future developments, which are highly uncertain, rapidly evolving and difficult to predict, including new information which may emerge concerning the severity of COVID-19 and additional actions which may be taken to contain COVID-19. Such developments could have an adverse effect on Trillium's business, financial condition, results of operations and cash flow.

About Trillium Therapeutics

Trillium is an immuno-oncology company developing innovative therapies for the treatment of cancer. The Company's two clinical programs, TTI-621 and TTI-622, target CD47, a "do not eat" signal that cancer cells frequently use to evade the immune system.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include, without limitation, our statements with respect to continuity plans and preparedness measures we have implemented in response to COVID-19 and its expected impact on our business, operations, cash balance and cash runway and clinical results. With respect to the forward-looking statements contained in this press release, Trillium has made numerous assumptions regarding, among other things: the effectiveness and timeliness of preclinical and clinical trials; and the completeness, accuracy and usefulness of the data. While Trillium considers these assumptions to be reasonable, these assumptions are inherently subject to significant scientific, business, economic, competitive, market and social uncertainties and contingencies. Additionally, there are known and unknown risk factors that could cause Trillium's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained in this press release, including, without limitation, the severity, duration and spread of the COVID-19 outbreak, as well as the direct and indirect impacts that the pandemic may have on our operations. A discussion of risks and uncertainties facing Trillium appears in Trillium's Annual Information Form for the year ended December 31, 2019 filed with Canadian securities authorities and on Form 40-F with the U.S. Securities Exchange Commission, each as updated by Trillium's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Trillium disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Company Contact:

James Parsons

Chief Financial Officer

Trillium Therapeutics Inc.

416-595-0627 x232

james@trilliumtherapeutics.com

www.trilliumtherapeutics.com

Media Relations:

Mike Beyer
Sam Brown Inc.

312-961-2502

mikebeyer@sambrown.com